UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Vera Bradley, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

92335C106

(CUSIP Number)

Kenneth Mantel, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92335C106

1	NAME OF REPORTING PERSON

Fund 1 Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,709,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,709,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,709,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%
14	TYPE OF REPORTING PERSON

OO, HC

2

CUSIP No. 92335C106

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by the Reporting Person were purchased with working capital of the Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,709,955 Shares beneficially owned by the Reporting Person is approximately $18,244,261, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 28,225,770 Shares outstanding as of September 4, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 11, 2024.

(a)	As of the date hereof, Fund 1 Investments beneficially owned 2,709,955 Shares.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 2,709,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,709,955
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Fund 1 Investments on behalf of the Funds since the filing of Amendment No. 4 are set forth in Schedule A and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

The Reporting Person has entered into certain cash-settled swap agreements with an unaffiliated third-party financial institution (the “Cash-Settled Swaps”). Collectively, the Cash-Settled Swaps held by the Reporting Person represent economic exposure to an aggregate of 2,762,892 notional Shares, representing approximately 9.8% of the outstanding Shares. The Cash-Settled Swaps provide the Reporting Person with economic results that are comparable to the economic results of ownership, but do not provide it with the power to vote or direct the voting, or dispose of or direct the disposition, of the Shares that are subject to the Cash-Settled Swaps.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2024

FUND 1 INVESTMENTS, LLC

By:	/s/ Benjamin C. Cable
	Name:	Benjamin C. Cable
	Title:	Chief Operating Officer

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 4

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FUND 1 INVESTMENTS, LLC

(On Behalf of the Funds)

Purchase of Common Stock	15,000	5.2966	09/18/2024
Purchase of Common Stock	49,500	5.3238	09/25/2024
Purchase of Common Stock	30,000	5.4309	09/26/2024
Purchase of Common Stock	19,500	5.5227	09/27/2024
Purchase of Common Stock	45,000	5.4622	09/30/2024
Purchase of Common Stock	81,800	5.0626	10/01/2024
Purchase of Common Stock	5,000	5.0754	10/02/2024
Purchase of Common Stock	8,000	4.9561	10/03/2024